10026853

UNITED STATES
SECURITIESAND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53651

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ECM Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4740 Peach Street
(No. and Street)

Erie	PA	16509
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey W. Evans — 814-868-7551
(Area Code - Telephone Number)

SEC Mail Processing Section
FEB 22 2010
Washington, DC
110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Root, Spitznas & Smiley, Inc.
(Name - *if individual, state last, first, middle name*)

900 State Street, Suite One	Erie	PA	16501
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement offacts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey W. Evans, President of Evans Capital Management, Inc. (the parent company of ECM Securities, Inc.) and President of ECM Securities, Inc., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ECM Securities, Inc. as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any shareholder, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
President

Subscribed and sworn to before me this 10 day of February 2010

Pauline M. DeMarall
Notary Public

NOTARIAL SEAL
PAULINE M. DEMARALL, NOTARY PUBLIC
ERIE, ERIE COUNTY, PENNSYLVANIA
MY COMMISSION EXPIRES MARCH 24, 2010

This report contains (check all applicable boxes):

x	(a)	Facing page
x	(b)	Statement of Financial Condition
x	(c)	Statement of Income
x	(d)	Statement of Changes in Stockholders' Equity
x	(e)	Statement of Cash Flows
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x	(g)	Computation of Net Capital
x	(h)	Computation for Determination of Reserve Requirements Pursuant to rule 15c3-3.
x	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
x	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x	(l)	An Oath or Affirmation
	(m)	A copy of the SIPC Supplemental Report
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
x	(o)	Independent auditor's report on internal accounting control.

C O N T E N T S

Root, Spitznas & Smiley, Inc.
Certified Public Accountants

900 State Street
Suite One
Erie, Pennsylvania 16501-1450

814-453-7731
FAX: 814-455-6799

Michael N. Barko, CPA
J. Randolph Gehrlein, CPA
James T. Scavona, CPA

Independent Auditor's Report

Board of Directors
ECM Securities, Inc.
(A wholly owned subsidiary of
Evans Capital Management, Inc.)

We have audited the accompanying statements of financial condition of ECM Securities, Inc. (a wholly owned subsidiary of Evans Capital Management, Inc.) as of December 31, 2009 and 2008, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ECM Securities, Inc. as of December 31, 2009 and 2008, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules on page 9 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Root, Spitznas and Smiley, Inc.

February 8, 2010

ECM Securities, Inc.

STATEMENTS OF FINANCIAL CONDITION

December 31,

	2009	2008
ASSETS		
CURRENT ASSETS		
Cash	$14,795	$10,298
Deposit	314	294
Accounts receivable	27,624	24,180
Prepaid expenses	6,000	12,000
Total current assets	48,733	46,772
OTHER ASSETS		
Organization costs, net of accumulated amortization of $2,736 and $2,736, respectively	-	-
	-	-
	$48,733	$46,772
LIABILITIES		
Accounts payable	$ 2,447	$ 2,956
Total liabilities	2,447	2,956
STOCKHOLDERS' EQUITY		
Common stock, authorized 50,000 shares of $1 par value, issued 1,000 shares	1,000	1,000
Additional contributed capital	26,500	26,500
Retained earnings	18,786	16,316
	46,286	43,816
	$48,733	$46,772

The accompanying notes are an integral part of these statements.

ECM Securities, Inc.

STATEMENTS OF INCOME (LOSS)

Years ended December 31,

	2009	2008
Revenue		
Commissions	$443,546	$462,465
Total revenue	443,546	462,465
Operating expenses		
Management and support fees	429,300	460,000
Dues, licenses and subscriptions	6,853	6,961
PA capital stock tax	1,059	1,050
Commissions	380	788
Legal and professional	2,675	2,600
Consulting	736	736
Seminars and conferences	25	35
Office supplies	48	35
Total operating expenses	441,076	472,205
Income (loss) before income taxes	2,470	(9,740)
Income taxes	-	-
NET INCOME (LOSS)	$ 2,470	($ 9,740)

The accompanying notes are an integral part of these statements.

ECM Securities, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2009 and 2008

	Common Stock	Additional Contributed Capital	Retained Earnings
Balances at January 1, 2008	$ 1,000	$ 26,500	$ 26,056
Additional capital contributed	-	-	-
Net loss	-	-	(9,740)
Dividends paid to parent company	-	-	-
Balances at December 31, 2008	1,000	26,500	16,316
Additional capital contributed	-	-	-
Net income	-	-	2,470
Dividends paid to parent company	-	-	-
Balances at December 31, 2009	$ 1,000	$ 26,500	$ 18,786

The accompanying notes are an integral part of these statements.

ECM Securities, Inc.

STATEMENTS OF CASH FLOWS

Years ended December 31,

	2009	2008
Cash flows from operating activities:		
Net income (loss)	$ 2,470	($ 9,740)
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Increase in deposits	(20)	(27)
(Increase) decrease in accounts receivable	(3,444)	21,334
Decrease (increase) in prepaid expenses	6,000	(12,000)
Decrease in accounts payable	(509)	(417)
Net cash provided by (used in) operating activities	4,497	(850)
Cash flows from investing activities:		
Dividends paid	-	-
Net cash used in investing activities	-	-
Net increase (decrease) in cash	4,497	(850)
Cash at beginning of year	10,298	11,148
Cash at end of year	$ 14,795	$ 10,298

Cash paid during the year for:

	2009	2008
Interest	$ -	$ -
Income taxes	$ -	$ -

The accompanying notes are an integral part of these statements.

ECM Securities, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Nature of Operations

The Company is a FINRA registered broker/dealer incorporated under the laws of the Commonwealth of Pennsylvania whose business activities relate to the offer and sale of mutual funds, variable annuities and variable life insurance contracts to clients primarily in Northwestern Pennsylvania. The Company was incorporated on July 26, 2001 as a wholly owned subsidiary of Evans Capital Management, Inc.

2. Estimates in Financial Statements

In preparing financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Income Taxes

The Company has elected to be treated as a "Qualified Subchapter S Subsidiary" corporation for federal income tax purposes. As such, Evans Capital Management, Inc., the parent, will report the income and losses of the Company on its corporate income tax return. Accordingly, no provision has been made by the Company for federal income taxes. The Company is subject to PA Capital Stock Tax.

Effective January 1, 2009, the Company adopted the provisions of FIN 48, "Accounting for Uncertainties in Income Taxes". FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in a tax return. The Company records any related interest expense and penalties, if any, as a tax expense. For the years ended December 31, 2009 and 2008, there were no unrecognized tax benefits or interest and penalty expense incurred. The adoption of FIN 48 resulted in no change in retained earnings. Tax years that remain subject to examination are years 2005 and forward.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

4. Concentration of Credit Risk

The Company maintains cash balances in one financial institution located in Erie, Pennsylvania. The Company's balance does not exceed the federally insured maximum of $250,000, has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company's accounts receivable consist of commissions and trails revenue from various investment companies. Management closely monitors outstanding balances, collection losses have been historically immaterial and management is not aware of any customer disputes or financial difficulties.

5. Cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

6. Subsequent Events

Management has evaluated subsequent events through February 8, 2010, the date the financial statements were available to be issued.

NOTE B - ORGANIZATION COSTS

The Company's organization costs consist of legal fees incurred to create the Company. These costs are being amortized over 60 months.

NOTE C - MANAGEMENT AND SUPPORT FEES

The Company's management and support fees are paid to Evans Capital Management, Inc., the parent company. These fees are in accordance with a management and support agreement as well as an allocation of expenses agreement. According to the agreements, these fees represent the Company's portion of shared expenses and the time and effort of the shareholders of the parent for the ongoing direction of the Company. The shared expenses represent all expenses of the parent and all of its subsidiaries that cannot be easily and directly attributable to any separate company, and are therefore paid by the parent.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $13,290, which was $8,290 in excess of its required net capital of $5,000. The Company's net capital ratio was .184 to 1. At December 31, 2008, the Company had net capital of $7,780, which was $2,780 in excess of its required net capital of $5,000. The Company's net capital ratio was .38 to 1.

SUPPLEMENTAL INFORMATION

ECM Securities, Inc.

COMPUTATION OF NET CAPITAL

Year ended December 31, 2009

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$ 46,286
Less stockholders' equity not allowable	-
Total stockholders' equity qualified for Net Capital	46,286
Additions	-
Total capital and allowable subordinate liabilities	46,286
Deductions and/or charges:	
Total nonallowable assets	(32,996)
Other additions and/or credits	-
Net capital before haircuts on securities positions	13,290
Haircuts on securities	-
Net Capital	$ 13,290

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities	$ 2,447
Additions	-
Total aggregate indebtedness	$ 2,447
Percentage of aggregate indebtedness to net capital	18.4%

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 163
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 8,290
Excess net capital at 1000%	$ 13,045

No material differences exist between the above computations and those reported on the unaudited FOCUS report.

ECM Securities, Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

Year ended December 31, 2009

This schedule is not applicable for ECM Securities, Inc. as it claims a K(1) exemption.

ECM Securities, Inc.

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

Year ended December 31, 2009

This schedule is not applicable for ECM Securities, Inc. as it claims a K(1) exemption.

ECM Securities, Inc.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

Year ended December 31, 2009

This schedule is not applicable for ECM Securities, Inc. as it claims a K(1) exemption.

Root, Spitznas & Smiley, Inc.
Certified Public Accountants

900 State Street
Suite One
Erie, Pennsylvania 16501-1450

814-453-7731
FAX: 814-455-6799

Michael N. Barko, CPA
J. Randolph Gehrlein, CPA
James T. Scavona, CPA

Independent Auditor's Report on
Internal Control Structure

Board of Directors
ECM Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of ECM Securities, Inc., as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United State of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Root, Spitznas and Smiley, Inc.

February 8, 2010